Vanessa J. Schoenthaler Direct: (212) 899-9781 Email: vschoenthaler@sfgh.com 230 Park Avenue, Ste. 908 New York, New York 10169 Office: (212) 899-9780 www.SFGH.com
September 2, 2020

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Ruairi Regan and Mr. James Lopez

Re:	Belpointe REIT, Inc.
Post-Qualification Amendment on Form 1-A
Filed August 31, 2020
File No. 024-10923

Dear Mr. Regan and Mr. Lopez:

On behalf of Belpointe REIT, Inc. (the “Company”), we are submitting this letter with reference to the above-captioned Post-Qualification Amendment No. 4 to the Company’s Offering Statement on Form 1-A (File No. 024-10923), filed with the Commission on August 31, 2020 (the “Offering Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on September 3, 2020 at 10:00 AM, or as soon thereafter as is reasonably practicable.

Very truly yours,

SUGAR FELSENTHAL GRAIS & HELSINGER LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	Brandon E. Lacoff, Chief Executive Officer Belpointe REIT, Inc.